JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned beneficial owners of shares of flyExclusive, Inc. ("flyExclusive") hereby agree to file with the Securities and Exchange Commission joint Schedules 13D and any amendments thereto with respect to the flyExclusive securities owned by them, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

[Signature Page Follows]

Dated: July 30, 2025	**Gregg S. Hymowitz**
	By: /s/ Gregg S. Hymowitz
	Name: Gregg S. Hymowitz
Dated: July 30, 2025	**EG Sponsor LLC**
	/s/ Gregg S. Hymowitz
	Name: Gregg S. Hymowitz
	Title: Authorized Signatory
Dated: July 30, 2025	**EnTrust Global Partners Offshore LP**
	By: EnTrust Global Group LLC, its general partner,
	By EnTrust Global LLC, its managing member,
	By: GH EP Holdings LLC, its managing member,
	By: Gregg S. Hymowitz, its managing member
	/s/ Gregg S. Hymowitz
	Name: Gregg S. Hymowitz
Dated: July 30, 2025	**GH EP Holdings LLC**
	By: Gregg S. Hymowitz, its managing member
	/s/ Gregg S. Hymowitz
	Name: Gregg S. Hymowitz
Dated: July 30, 2025	**EnTrust Global Group LLC**
	By EnTrust Global LLC, its managing member,
	By: GH EP Holdings LLC, its managing member,
	By: Gregg S. Hymowitz, its managing member
	/s/ Gregg S. Hymowitz
	Name: Gregg S. Hymowitz
Dated: July 30, 2025	**EnTrust Global LLC**
	By: GH EP Holdings LLC, its managing member,
	By: Gregg S. Hymowitz, its managing member
	/s/ Gregg S. Hymowitz
	Name: Gregg S. Hymowitz
Dated: July 30, 2025	**EnTrust Emerald (Cayman) LP**
	By: EnTrust Global Partners LLC, as general partner
	By: /s/ Gregg S. Hymowitz
	Name: Gregg S. Hymowitz
	Title: Authorized Signatory
Dated: July 30, 2025	**ETG Omni LLC**
	By: EnTrust Global Partners LLC, as manager
	By:/s/ Gregg S. Hymowitz
	Name: Gregg S. Hymowitz
	Title: Authorized Signatory

Dated: July 30, 2025 **EnTrust Global Partners LLC**

By: /s/ Gregg S. Hymowitz
Name: Gregg S. Hymowitz
Title: Authorized Signatory